SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
November 3, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following report:
“Philips' Third Quarter Results 2026”, dated November 3, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 3rd day of November, 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report
Q3 2026

Philips delivers strong order intake growth, comparable sales growth and strong margin expansion in Q3; 2026 outlook reiterated
Amsterdam, November 3, 2026
Q3 2026 Group performance
•Comparable order intake increased by 8%, driven by strong Diagnosis & Treatment
•Group sales of EUR 4.4 billion, reflecting 3% comparable sales growth
•Income from operations of EUR 165 million
•Adjusted EBITA margin increased 70 basis points to 13.0%, with expansion across all business segments
•Operating cash flow of EUR 544 million; free cash flow of EUR 384 million
•Respironics reached agreement in principle with the US Department of Justice
•Philips reiterates its full-year 2026 outlook

Roy Jakobs, CEO of Royal Philips:
“We delivered an excellent 8% comparable order intake, led by broad-based order momentum in Diagnosis & Treatment, and 3% comparable sales growth in the third quarter, led by Personal Health and Connected Care. Our innovations and productivity measures drove continued margin expansion across all business segments.
We are executing our plan to accelerate profitable growth, with strong customer demand for our latest AI-enabled innovations, including our new CT platforms Verida and Rembra, our latest ultrasound system Alturion, and our HealthSuite Imaging cloud solution. These innovations demonstrate how our platforms bring together hardware, software, data and AI to create greater value for customers. We look forward to showcasing our next innovations at RSNA later this month.
We continue to make progress in resolving the consequences of the Sleep & Respiratory Care recall. The Respironics agreement in principle with the US Department of Justice marks an important step in this process.
Our year-to-date results, together with our strong order book, give us confidence in delivering our full-year outlook and achieving our medium-term ambitions. As we move forward in collaboration with customers, our hardworking teams around the world are focused on putting quality at the heart of our operations as we deliver better care for more people.”
Group and segment performance
Comparable order intake grew 8%, driven by strong growth in Diagnosis & Treatment. Comparable sales increased by 3%, driven by Personal Health and Connected Care.
Adjusted EBITA margin increased 70 basis points to 13.0%, mainly driven by higher sales, higher gross margin and productivity measures, partly offset by cost inflation. Net cash flows from operating activities increased to EUR 544 million, mainly driven by higher cash earnings and lower working capital outflows. Free cash flow increased to EUR 384 million.

Diagnosis & Treatment comparable sales growth was flat. Growth in Image Guided Therapy was offset by a decline in Precision Diagnosis, mainly due to phasing of Ultrasound sales and lower sales in China as previously communicated at Q2. Adjusted EBITA margin increased 50 basis points to 12.3%, mainly driven by gross margin from innovation and productivity measures, partly offset by cost inflation.

Connected Care comparable sales increased by 5%, driven by growth in all businesses. Adjusted EBITA margin increased 190 basis points to 13.3%, mainly driven by higher sales, higher gross margin, and productivity measures, partly offset by cost inflation.

Personal Health comparable sales increased by 8%. Adjusted EBITA margin increased 60 basis points to 17.7%, mainly driven by higher sales and productivity measures, partly offset by advertising and promotion spend.

Quarterly Report 2026 - Q3	3

Innovation highlights
•Philips is accelerating innovation in image-guided therapy. In the Netherlands, Philips is investing EUR 50 million in AI, robotics and advanced imaging, alongside over EUR 100 million from the Dutch government and a further EUR 150 million in private financing by Invest-NL and institutional investors, including pension funds. In the US, an ARPA-H award of up to USD 34 million will support AI-enabled robotic stroke care on the Azurion platform.
•The Philips-coordinated European COMBINE-CT project advanced into clinical validation, launching five clinical studies to evaluate an integrated care pathway enabled by AI-powered CT and Spectral CT imaging solutions.
•Philips extended its monitoring partnership with one of the largest US health systems through 2034. The national agreement covers equipment and services, expands the use of Philips’ Capsule platform, and supports future technology needs.
•Ontario Health in Canada selected the Philips Enterprise Imaging Vendor Neutral Archive to modernize province-wide imaging infrastructure and connect patient information across care settings. This Vendor Neutral Archive will support the sharing of more than 20 million imaging studies annually across more than 150 hospitals and 50 imaging clinics, helping enable a holistic patient view and more timely access to care.
•Philips is supporting major healthcare programs in Latin America, including the modernization of 50 public hospitals in Venezuela, and an expanded partnership with Mexico’s largest public healthcare institution, IMSS. The projects bring advanced imaging, image-guided therapy and monitoring technologies to more patients, expanding access to diagnostic, cardiac, neurological and stroke care.
•Philips signed a long-term strategic partnership with Asia Medical Group to advance integrated cardiovascular care in China. The partnership will focus on clinical care, training, research and international collaboration, combining Philips’ diagnostic imaging and image-guided therapy capabilities with Asia Medical Group’s cardiovascular expertise.
•Personal Health launched innovations across oral care, beauty and mother and child care. These include the AI-powered Sonicare DiamondClean 9900 Prestige, the first at-home IPL with real-time guidance Lumea 9900 Pro, and Philips Avent’s first fully wearable Natural Care breast pump, bringing more personalized and premium solutions to consumers.

Productivity
Disciplined cost management and productivity initiatives delivered EUR 170 million in net savings in the quarter and EUR 427 million year-to-date. The company remains on track to deliver EUR 1.5 billion in savings under its 2026-2028 productivity program.

Progress on Respironics-related legal proceedings
Philips Respironics reached an agreement in principle with the US Department of Justice (DOJ) to resolve the previously disclosed criminal and civil investigations related to the Respironics recall. As a result, Philips recorded a provision of EUR 288 million in the third quarter of 2026. The settlement is subject to finalization of the relevant documentation; payment is expected in the first quarter of 2027.

Also in the third quarter, the Enterprise Chamber of the Amsterdam Court of Appeal denied requests from certain investors for an investigation into the affairs of Philips in connection with the Respironics recall.

Outlook
Philips reiterates its full-year 2026 outlook:
•Comparable sales growth: 3%-4.5%
•Adjusted EBITA margin: 13.5%-14.0%, including a US tariff refund benefit of approximately 1%
•Free cash flow: EUR 1.5-1.7 billion, including a net US tariff refund benefit of approximately EUR 200 million
Within the context of an uncertain macro-environment, Philips' 2026 outlook includes currently known tariffs and assumes payment of the US Department of Justice settlement in the first quarter of 2027. The outlook excludes other ongoing Philips Respironics-related proceedings, including the investigation by the US State Attorneys General.

Capital allocation
In the third quarter, Philips issued EUR 650 million fixed rate notes due 2034 (the “Notes”) under its European Medium Term Note program. The Notes are the healthcare industry's first EU Green Bond under the new European Green Bond Standard and were 2.7 times oversubscribed, reflecting strong investor demand. An amount equivalent to the gross proceeds will be used to finance taxonomy-aligned economic activities as referred to in the Philips European Green Bond Factsheet, supporting Philips in delivering on its 2030 Impact Ambitions. See here for more information on Philips' current debt structure.

Further information: conference call, video webcast and website
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 10:00 am CET on November 3, 2026, to discuss the results. A live webcast will be available on the Philips Investor Relations webpage and can be accessed here. A replay and related materials, including additional information on the outlook and forward-looking statements, will be available on the Philips Investor Relations webpage.

Quarterly Report 2026 - Q3	4

Third quarter highlights
Key data in millions of EUR unless otherwise stated*

	Q3 2026	Q3 2025
Sales	4,393	4,302
Nominal sales growth	2%	(2%)
Comparable sales growth ¹	3%	3%
Comparable order intake ²	8%	8%
Income from operations	165	330
as a % of sales	4%	8%
Financial income (expenses), net	(42)	(57)
Results of associates	(1)	2
Income tax (expense) benefit	(92)	(87)
Income from continuing operations	30	188
Discontinued operations, net of income taxes	(2)	(1)
Net income	28	187
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.03	0.19
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.40	0.36
Net income attributable to shareholders ³ (in EUR) - diluted	0.03	0.19
EBITA ¹	216	409
as a % of sales	4.9%	9.5%
Adjusted EBITA ¹	569	531
as a % of sales	13.0%	12.3%
Adjusted EBITDA ¹	772	738
as a % of sales	17.6%	17.2%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.

•Comparable sales increased by 3%, mainly driven by mid-single-digit growth in Connected Care and high-single-digit growth in Personal Health. In Diagnosis & Treatment, comparable sales growth was flat.
•Income from operations decreased by EUR 165 million, mainly due to a EUR 288 million Respironics DOJ settlement provision, partly offset by higher sales and lower cost of sales.
•Adjusted EBITA increased to EUR 569 million and the margin improved to 13.0%, mainly driven by higher sales, higher gross margin, and productivity measures, partly offset by cost inflation.
•Restructuring, acquisition-related and other items amounted to charges of EUR 353 million, compared with EUR 122 million in Q3 2025. Q3 2026 mainly includes a EUR 288 million Respironics DOJ settlement provision, EUR 34 million of other Respironics-related charges, and EUR 18 million restructuring and acquisition-related charges.
•Income tax expense increased by EUR 5 million, mainly due to the tax treatment of the Respironics DOJ settlement provision in Q3 2026.
•Net income decreased to EUR 28 million, mainly due to income from operations as explained above, partly offset by lower net financial expenses.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q3 2026	Q3 2025	nominal	comparable ¹
Western Europe	971	933	4%	5%
North America	1,864	1,833	2%	1%
Other mature geographies	317	320	(1%)	3%
Mature geographies	3,152	3,086	2%	3%
Growth geographies	1,240	1,217	2%	3%
Philips Group	4,393	4,302	2%	3%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed 3% growth, mainly driven by Western Europe.
•Growth geographies showed 3% comparable sales growth, mainly driven by Central Eastern Europe, the Indian subcontinent and certain markets in the Southeast Asia and Pacific region.

Cash and cash equivalents balance in millions of EUR

	Q3 2026	Q3 2025
Beginning cash balance	1,789	1,822
Free cash flow ¹	384	172
Net cash flows from operating activities	544	327
Net capital expenditures	(160)	(155)
Other cash flows from investing activities	9	(4)
Treasury shares transactions	-	7
Changes in debt	603	(42)
Dividend paid to shareholders	(37)	(33)
Other cash flow items	2	(11)
Ending cash balance	2,751	1,912
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities increased, mainly driven by higher cash earnings and lower working capital outflows.
•Changes in debt in Q3 2026 includes the new EUR green bonds issuance amounting to EUR 646 million, partly offset by debt repayments.
•Dividend paid to shareholders reflects the payment of the dividend-related withholding tax.
•Other cash flow items mainly reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	5

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q3 2026	Q3 2025
Sales	2,085	2,080
Nominal sales growth	0%	(3%)
Comparable sales growth ¹	0%	1%
Income from operations	219	200
as a % of sales	10.5%	9.6%
EBITA ¹	239	217
as a % of sales	11.5%	10.5%
Adjusted EBITA ¹	255	246
as a % of sales	12.3%	11.8%
Adjusted EBITDA ¹	301	291
as a % of sales	14.5%	14.0%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales growth was flat. Mid-single-digit growth in Image Guided Therapy was offset by a mid-single-digit decline in Precision Diagnosis, mainly due to phasing of Ultrasound sales and lower sales in China.
•Mature geographies showed low-single-digit growth. This was offset by a mid-single-digit decline in Growth geographies.
•Adjusted EBITA increased to EUR 255 million and the margin improved by 50 basis points to 12.3%, mainly driven by gross margin from innovation and productivity measures, partly offset by cost inflation.
•Restructuring, acquisition-related and other items amounted to EUR 17 million, compared with EUR 29 million in Q3 2025.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q3 2026	Q3 2025
Sales	1,176	1,200
Nominal sales growth	(2%)	(1%)
Comparable sales growth ¹	5%	5%
Income from operations	(195)	12
as a % of sales	(16.6%)	1.0%
EBITA ¹	(170)	67
as a % of sales	(14.5%)	5.6%
Adjusted EBITA ¹	157	137
as a % of sales	13.3%	11.4%
Adjusted EBITDA ¹	212	201
as a % of sales	18.0%	16.7%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 5%, driven by growth in all Businesses.
•Comparable sales in Mature geographies showed mid-single-digit growth, and Growth geographies recorded double-digit growth.
•Adjusted EBITA increased to EUR 157 million and the margin improved by 190 basis points to 13.3%, mainly driven by higher sales, gross margin, favorable mix effects, and productivity measures, partly offset by cost inflation.
•Restructuring, acquisition-related and other items amounted to EUR 327 million, compared with charges of EUR 70 million in Q3 2025. Q3 2026 mainly includes a EUR 288 million Respironics DOJ settlement provision, and EUR 34 million of other Respironics-related charges.

Personal Health
Key data in millions of EUR unless otherwise stated

	Q3 2026	Q3 2025
Sales	953	883
Nominal sales growth	8%	6%
Comparable sales growth ¹	8%	11%
Income from operations	165	143
as a % of sales	17.3%	16.2%
EBITA ¹	169	147
as a % of sales	17.7%	16.6%
Adjusted EBITA ¹	168	151
as a % of sales	17.7%	17.1%
Adjusted EBITDA ¹	195	172
as a % of sales	20.4%	19.4%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 8%, driven by double-digit growth in Growth geographies and mid-single-digit growth in Mature geographies.
•Adjusted EBITA increased to EUR 168 million and the margin improved by 60 basis points to 17.7%, mainly driven by higher sales and productivity measures, partly offset by advertising and promotion spend.
•Restructuring, acquisition-related and other items amounted to nil in Q3 2026, compared with charges of EUR 4 million in Q3 2025.
Other
Key data in millions of EUR unless otherwise stated

	Q3 2026	Q3 2025
Sales	179	140
Income from operations	(24)	(25)
EBITA ¹	(21)	(22)
Adjusted EBITA ¹ of:	(12)	(3)
IP Royalties	74	73
Innovation	(18)	(11)
Central costs	(67)	(54)
Other	-	(12)
Adjusted EBITDA ¹	64	74
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Segment Other sales increased by EUR 39 million, mainly reflecting activities related to a divestment, which is excluded from comparable sales growth.
•Adjusted EBITA decreased by EUR 9 million, mainly due to phasing in central costs.
•Restructuring, acquisition-related and other items amounted to charges of EUR 9 million, compared with EUR 19 million in Q3 2025.

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	6

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing tensions in the Middle East – as well as measures such as enacted and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in artificial intelligence and health informatics in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Further information chapter included in the Annual Report 2025.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2025.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2025. Certain prior-year balances have been reclassified to conform to the current period presentation.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Quarterly Report 2026 - Q3	7

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q3		January to September
	2026	2025	2026	2025
Sales	4,393	4,302	12,658	12,736
Cost of sales	(2,353)	(2,392)	(6,702)	(6,966)
Gross margin	2,040	1,911	5,956	5,770
Selling expenses	(1,016)	(1,024)	(3,077)	(3,195)
General and administrative expenses	(158)	(154)	(490)	(470)
Research and development expenses	(410)	(414)	(1,288)	(1,273)
Other business income	2	21	233	75
Other business expenses	(293)	(10)	(318)	(23)
Income from operations	165	330	1,015	884
Financial income	42	21	106	75
Financial expenses	(84)	(78)	(257)	(238)
Results of associates	(1)	2	(6)	(6)
Income before taxes	122	275	858	716
Income tax (expense) benefit	(92)	(87)	(296)	(208)
Income from continuing operations	30	188	562	508
Discontinued operations, net of income taxes	(2)	(1)	(2)	(8)
Net income	28	187	560	499

Attribution of net income
Net income attributable to shareholders ¹	27	184	562	500
Net income attributable to non-controlling interests	1	3	(2)	(1)
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q3		January to September
	2026	2025	2026	2025
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
Basic	977,553	950,790	961,566	947,264
Diluted	989,899	963,844	976,687	960,389
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR)
Income from continuing operations	0.03	0.19	0.59	0.54
Income from discontinued operations	-	-	-	(0.01)
Net income	0.03	0.19	0.58	0.53
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR)
Income from continuing operations	0.03	0.19	0.58	0.53
Income from discontinued operations	-	-	-	(0.01)
Net income	0.03	0.19	0.58	0.52

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	8

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q3		January to September
	2026	2025	2026	2025
Net income for the period	28	187	560	499

Pensions and other post-employment plans:
Remeasurement, before tax	-	-	1	1
Income tax effect on remeasurements	1	(1)	4	2

Financial assets fair value through OCI:
Net current-period change, before tax	(7)	(3)	(19)	(28)
Income tax effect on net current-period change	3	-	4	4
Total of items that will not be reclassified to Income statement	(3)	(3)	(11)	(21)

Currency translation differences:
Net current-period change, before tax	94	(41)	468	(1,627)
Reclassification adjustment for (gain) loss realized	-	(13)	8	(13)
Income tax effect on net current-period change and reclassification	-	2	(1)	3

Cash flow hedges:
Net current-period change, before tax	(23)	8	(17)	45
Reclassification adjustment for (gain) loss realized	(11)	(3)	(45)	(5)
Income tax effect on net current-period change and reclassification	8	(1)	15	(11)
Total of items that are or may be reclassified to Income statement	67	(48)	429	(1,607)

Other comprehensive income for the period	64	(51)	419	(1,629)

Total comprehensive income for the period	91	136	979	(1,130)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	91	133	981	(1,125)
Non-controlling interests	1	2	(2)	(4)

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	9

Condensed consolidated balance sheets
in millions of EUR*

	September 30, 2026	December 31, 2025
Non-current assets:
Property, plant and equipment	2,204	2,217
Goodwill	9,741	9,271
Intangible assets excluding goodwill	2,538	2,569
Non-current receivables	211	210
Investments in associates	153	148
Other non-current financial assets	723	704
Deferred tax assets	1,829	1,773
Other non-current assets	120	119
Total non-current assets	17,520	17,012

Current assets:
Inventories	3,404	2,870
Other current assets	687	529
Current derivative financial assets	50	81
Income tax receivable	49	60
Current receivables	3,567	3,530
Assets classified as held for sale	-	67
Cash and cash equivalents	2,751	2,794
Total current assets	10,507	9,932
Total assets	28,027	26,944

Equity:
Shareholders’ equity	11,580	10,957
Non-controlling interests	29	32
Group equity	11,609	10,990

Non-current liabilities:
Long-term debt	6,985	6,934
Long-term provisions	877	915
Deferred tax liabilities	74	93
Non-current contract liabilities	490	458
Other non-current liabilities	84	47
Total non-current liabilities	8,509	8,446

Current liabilities:
Short-term debt	1,154	1,151
Current derivative financial liabilities	64	34
Income tax liabilities	258	174
Accounts payable	2,136	1,927
Accrued liabilities	1,495	1,616
Current contract liabilities	1,635	1,490
Short-term provisions	815	712
Liabilities directly associated with assets held for sale	-	9
Other current liabilities	351	395
Total current liabilities	7,909	7,509
Total liabilities	16,418	15,954
Total liabilities and group equity	28,027	26,944

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	10

Condensed consolidated statements of cash flows
in millions of EUR*

	Q3		January to September
	2026	2025	2026	2025
Cash flows from operating activities:
Net income (loss)	28	187	560	499
Results of discontinued operations - net of income tax	2	1	2	8
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	254	303	901	846
Share-based compensation	43	32	124	111
Net loss (gain) on sale of assets	1	(1)	(80)	(2)
Interest income	(24)	(17)	(73)	(61)
Interest expense on debt, borrowings and other liabilities	77	68	225	200
Results of associates	1	(1)	-	7
Income tax expense	92	87	296	208
Decrease (increase) in working capital:	(66)	(206)	(460)	(542)
Decrease (increase) in receivables and other current assets	(13)	(24)	(89)	190
Decrease (increase) in inventories	(201)	(102)	(540)	(470)
Increase (decrease) in accounts payable, accrued and other current liabilities	148	(80)	168	(263)
Decrease (increase) in non-current receivables and other assets	3	20	(3)	(68)
Increase (decrease) in other liabilities	22	12	59	4
Increase (decrease) in provisions	261	(66)	31	(1,206)
Other items	(42)	(5)	(107)	80
Interest received	21	17	71	60
Interest paid	(75)	(63)	(248)	(213)
Dividends received from investments in associates	2	2	8	13
Income taxes received/ (paid)	(56)	(43)	(197)	(164)
Net cash provided by (used for) operating activities	544	327	1,108	(219)
Cash flows from investing activities:
Net capital expenditures	(160)	(155)	(473)	(469)
Purchase of intangible assets	(26)	(23)	(80)	(92)
Expenditures on development assets	(61)	(67)	(189)	(198)
Capital expenditures on property, plant and equipment	(75)	(68)	(212)	(186)
Proceeds from sales of property, plant and equipment	2	3	9	7
Net proceeds from (cash used for) derivatives and current financial assets	12	-	9	(71)
Purchase of other non-current financial assets	(3)	(9)	(41)	(35)
Proceeds from other non-current financial assets	7	3	36	42
Purchase of businesses, net of cash acquired	(4)	3	(236)	2
Sale of interests in businesses, net of cash disposed of	(2)	-	130	(9)
Net cash provided by (used for) investing activities	(150)	(158)	(576)	(541)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(1)	(9)	(42)	6
Principal payments on short-term portion of long-term debt	(57)	(55)	(910)	(296)
Proceeds from issuance of long-term debt	661	22	754	1,041
Re-issuance of treasury shares	1	7	15	8
Purchase of treasury shares	-	-	(69)	-
Dividends paid to shareholders of Koninklijke Philips N.V.	(37)	(33)	(358)	(328)
Dividends paid to shareholders of non-controlling interests	(1)	-	(2)	(2)
Net cash provided by (used for) financing activities	566	(68)	(610)	429

Net cash provided by (used for) continuing operations	960	100	(79)	(330)

Net cash provided by (used for) discontinued operations	-	-	-	(10)

Net cash provided by (used for) continuing and discontinued operations	960	100	(79)	(340)
Effect of change in exchange rates on cash and cash equivalents	3	(11)	36	(149)
Cash and cash equivalents at the beginning of the period	1,789	1,822	2,794	2,401
Cash and cash equivalents at the end of the period	2,751	1,912	2,751	1,912
Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	11

Condensed consolidated statements of changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Cash flow hedges	Currency translation differences	Treasury shares	Share-based compensation	Fair value through OCI	Retained earnings	Total shareholders’ equity	Non-controlling interests	Group equity
			Reserves

Balance as of December 31, 2024	188	6,755	1	2,014	(411)	(102)	(90)	3,650	12,006	37	12,043
Net income	-	-	-	-	-	-	-	500	500	(1)	499
Other comprehensive income (loss)	-	-	29	(1,632)	-	-	(25)	3	(1,625)	(4)	(1,629)
Total comprehensive income (loss)	-	-	29	(1,632)	-	-	(25)	503	(1,125)	(4)	(1,130)
Dividend distributed	5	457	-	-	-	-	-	(789)	(328)	(2)	(330)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	(2)	2	-	-	-
Forward contracts	-	-	-	-	-	-	-	(125)	(125)	-	(125)
Share-based compensation plans	-	-	-	-	99	57	-	(33)	124	-	124
Balance as of September 30, 2025	193	7,212	30	382	(312)	(45)	(116)	3,208	10,552	31	10,583

Balance as of December 31, 2025	193	7,212	33	347	(298)	(17)	(89)	3,575	10,957	32	10,990
Net income	-	-	-	-	-	-	-	562	562	(2)	560
Other comprehensive income (loss)	-	-	(46)	475	-	-	(16)	5	419	-	419
Total comprehensive income (loss)	-	-	(46)	475	-	-	(16)	567	981	(2)	979
Dividend distributed	4	453	-	-	-	-	-	(815)	(358)	(2)	(359)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	2	(2)	-	-	-
Forward contracts	-	-	-	-	-	-	-	(73)	(73)	-	(73)
Share-based compensation plans	-	-	-	-	188	(74)	-	(41)	73	-	73
Balance as of September 30, 2026	197	7,665	(13)	823	(110)	(91)	(103)	3,212	11,580	29	11,609

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q3	12

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter Further information, section Reconciliation of non-IFRS information, of the Annual Report 2025 and to the Forward-looking statements and other information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other information.

Sales growth composition in %

	Q3 2026				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2026 versus 2025
Diagnosis & Treatment	0.2%	(0.1%)	(0.5%)	(0.3%)	(1.8%)	0.0%	3.1%	1.3%
Connected Care	(2.0%)	7.0%	(0.1%)	5.0%	(6.4%)	5.6%	4.2%	3.4%
Personal Health	7.9%	0.0%	(0.2%)	7.7%	4.9%	0.0%	3.4%	8.3%
Philips Group	2.1%	1.0%	(0.3%)	2.7%	(0.6%)	0.7%	3.4%	3.5%
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q3		January to September
	2026	2025	2026	2025
Net income	28	187	560	499
Discontinued operations, net of income taxes	2	1	2	8
Income from continuing operations	30	188	562	508
Income from continuing operations attributable to non-controlling interests	(1)	(3)	2	1
Income from continuing operations attributable to shareholders ¹	29	185	565	508
Adjustments for:
Amortization and impairment of acquired intangible assets	52	79	189	189
Restructuring and acquisition-related charges	18	57	(45)	169
Other items:	335	65	479	182
Respironics DOJ settlement provision	288	-	288	-
Respironics consent decree charges	31	20	80	68
Portfolio realignment charges	-	-	50	-
Respironics field-action running costs	3	20	39	91
Quality actions	6	23	16	42
Contract settlement gain	-	-	-	(23)
Remaining items	7	2	7	4
Net finance expenses	(14)	(1)	(14)	3
Tax impact on adjusting items	(24)	(42)	(75)	(126)
Adjusted income from continuing operations attributable to shareholders ¹	395	343	1,098	926
Earnings per common share:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.03	0.19	0.58	0.53
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.40	0.36	1.12	0.96
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Quarterly Report 2026 - Q3	13

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2026
Net income	28
Discontinued operations, net of income taxes	2
Income tax expense (benefit)	92
Results of associates	1
Financial expenses	84
Financial income	(42)
Income from operations	165	219	(195)	165	(24)
Amortization and impairment of acquired intangible assets	52	19	25	3	4
EBITA	216	239	(170)	169	(21)
Restructuring and acquisition-related charges	18	11	5	-	3
Other items:	335	5	322	-	7
Respironics DOJ settlement provision	288	-	288	-	-
Respironics consent decree charges	31	-	31	-	-
Respironics field-action running costs	3	-	3	-	-
Quality actions	6	5	-	-	-
Remaining items	7	-	-	-	7
Adjusted EBITA	569	255	157	168	(12)
Depreciation, amortization and impairment of fixed assets and other intangible assets	203	46	55	26	76
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	-	-	-	-	-
Adjusted EBITDA	772	301	212	195	64

January to September 2026
Net income	560
Discontinued operations, net of income taxes	2
Income tax expense (benefit)	296
Results of associates	6
Financial expenses	257
Financial income	(106)
Income from operations	1,015	665	(96)	493	(46)
Amortization and impairment of acquired intangible assets	189	58	110	10	11
EBITA	1,204	723	14	503	(35)
Restructuring and acquisition-related charges	(45)	(12)	(72)	4	36
Other items:	479	15	458	-	7
Respironics DOJ settlement provision	288	-	288	-	-
Respironics consent decree charges	80	-	80	-	-
Portfolio realignment charges	50	-	50	-	-
Respironics field-action running costs	39	-	39	-	-
Quality actions	16	15	2	-	-
Remaining items	7	-	-	-	7
Adjusted EBITA	1,638	726	399	507	7
Depreciation, amortization and impairment of fixed assets and other intangible assets	712	139	262	68	243
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(101)	-	(101)	-	-
Adjusted EBITDA	2,250	864	560	575	250

Amounts may not add up due to rounding.

Quarterly Report 2026 - Q3	14

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2025
Net income	187
Discontinued operations, net of income taxes	1
Income tax expense (benefit)	87
Results of associates	(2)
Financial expenses	78
Financial income	(21)
Income from operations	330	200	12	143	(25)
Amortization and impairment of acquired intangible assets	79	18	55	3	3
EBITA	409	217	67	147	(22)
Restructuring and acquisition-related charges	57	6	33	4	13
Other items:	65	22	36	-	7
Respironics consent decree charges	20	-	20	-	-
Respironics field-action running costs	20	-	20	-	-
Quality actions	23	22	1	-	-
Remaining items	2	-	(5)	-	7
Adjusted EBITA	531	246	137	151	(3)
Depreciation, amortization and impairment of fixed assets and other intangible assets	224	45	80	22	77
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(17)	-	(15)	(1)	-
Adjusted EBITDA	738	291	201	172	74

January to September 2025
Net income	499
Discontinued operations, net of income taxes	8
Income tax expense (benefit)	208
Results of associates	6
Financial expenses	238
Financial income	(75)
Income from operations	884	579	(3)	381	(73)
Amortization and impairment of acquired intangible assets	189	56	114	11	9
EBITA	1,074	635	111	392	(65)
Restructuring and acquisition-related charges	169	36	66	13	55
Other items:	182	43	132	-	7
Respironics consent decree charges	68	-	68	-	-
Respironics field-action running costs	91	-	91	-	-
Quality actions	42	43	(2)	-	-
Contract settlement gain	(23)	-	(23)	-	-
Remaining items	4	-	(2)	-	7
Adjusted EBITA	1,425	714	309	405	(3)
Depreciation, amortization and impairment of fixed assets and other intangible assets	656	138	204	76	239
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(26)	(1)	(16)	(9)	-
Adjusted EBITDA	2,056	852	497	472	235

Amounts may not add up due to rounding.

Quarterly Report 2026 - Q3	15

Composition of free cash flow in millions of EUR

	Q3		January to September
	2026	2025	2026	2025
Net cash flows from operating activities	544	327	1,108	(219)
Net capital expenditures	(160)	(155)	(473)	(469)
Purchase of intangible assets	(26)	(23)	(80)	(92)
Expenditures on development assets	(61)	(67)	(189)	(198)
Capital expenditures on property, plant and equipment	(75)	(68)	(212)	(186)
Proceeds from sales of property, plant and equipment	2	3	9	7
Free cash flow	384	172	635	(688)
Composition of net debt to group equity in millions of EUR unless otherwise stated

	September 30, 2026	December 31, 2025
Long-term debt	6,985	6,934
Short-term debt	1,154	1,151
Total debt	8,139	8,084
Cash and cash equivalents	2,751	2,794
Net debt	5,387	5,290
Shareholders’ equity	11,580	10,957
Non-controlling interests	29	32
Group equity	11,609	10,990
Net debt : group equity ratio	32:68	32:68

Amounts may not add up due to rounding.

Quarterly Report 2026 - Q3	16

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2026				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,905	4,360	4,393		4,097	4,338	4,302	5,097
Nominal sales growth	(5%)	1%	2%		(1%)	(3%)	(2%)	1%
Comparable sales growth ¹	4%	4%	3%		(2%)	1%	3%	7%
Comparable order intake ²	6%	(1%)	8%		2%	6%	8%	7%
Gross margin	1,766	2,150	2,040		1,849	2,011	1,911	2,288
as a % of sales	45%	49%	46%		45%	46%	44%	45%
Selling expenses	(1,007)	(1,053)	(1,016)		(1,087)	(1,084)	(1,024)	(1,147)
as a % of sales	(26%)	(24%)	(23%)		(27%)	(25%)	(24%)	(23%)
G&A expenses	(177)	(154)	(158)		(161)	(155)	(154)	(158)
as a % of sales	(5%)	(4%)	(4%)		(4%)	(4%)	(4%)	(3%)
R&D expenses	(394)	(484)	(410)		(457)	(402)	(414)	(427)
as a % of sales	(10%)	(11%)	(9%)		(11%)	(9%)	(10%)	(8%)
Income from operations	241	609	165		154	400	330	540
as a % of sales	6%	14%	4%		4%	9%	8%	11%
Net income	146	386	28		72	240	187	397
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.16	0.40	0.03		0.09	0.25	0.19	0.41
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.23	0.49	0.40		0.25	0.36	0.36	0.60
EBITA ¹	292	697	216		211	453	409	591
as a % of sales	7.5%	16.0%	4.9%		5.2%	10.5%	9.5%	11.6%
Adjusted EBITA ¹	353	717	569		354	540	531	770
as a % of sales	9.0%	16.4%	13.0%		8.6%	12.4%	12.3%	15.1%
Adjusted EBITDA ¹	567	910	772		571	747	738	991
as a % of sales	14.5%	20.9%	17.6%		13.9%	17.2%	17.2%	19.4%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	952,018	977,427	977,614		925,084	950,574	950,979	951,289
Shareholders’ equity per common share in EUR	11.97	11.71	11.85		12.64	10.92	11.10	11.52
Net debt : group equity ratio ¹	33:67	33:67	32:68		35:65	39:61	38:62	32:68
Philips employees	64,317	63,670	63,909		65,553	65,566	65,284	64,817
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.

Quarterly Report 2026 - Q3	17

Year-to-date statistics in millions of EUR unless otherwise stated

	2026				2025
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,905	8,265	12,658		4,097	8,434	12,736	17,834
Nominal sales growth	(5%)	(2%)	(1%)		(1%)	(2%)	(2%)	(1%)
Comparable sales growth ¹	4%	4%	3%		(2%)	(1%)	1%	2%
Comparable order intake ²	6%	2%	4%		2%	4%	6%	6%
Gross margin	1,766	3,916	5,956		1,849	3,859	5,770	8,058
as a % of sales	45%	47%	47%		45%	46%	45%	45%
Selling expenses	(1,007)	(2,060)	(3,077)		(1,087)	(2,171)	(3,195)	(4,342)
as a % of sales	(26%)	(25%)	(24)%		(27%)	(26%)	(25%)	(24%)
G&A expenses	(177)	(332)	(490)		(161)	(316)	(470)	(628)
as a % of sales	(5%)	(4%)	(4)%		(4%)	(4%)	(4%)	(4%)
R&D expenses	(394)	(878)	(1,288)		(457)	(859)	(1,273)	(1,700)
as a % of sales	(10%)	(11)%	(10)%		(11%)	(10%)	(10%)	(10%)
Income from operations	241	851	1,015		154	554	884	1,424
as a % of sales	6%	10%	8%		4%	7%	7%	8%
Net income	146	532	560		72	312	499	897
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.16	0.55	0.58		0.09	0.34	0.53	0.93
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.23	0.73	1.12		0.25	0.61	0.96	1.56
EBITA ¹	292	988	1,204		211	665	1,074	1,665
as a % of sales	7.5%	12.0%	9.5%		5.2%	7.9%	8.4%	9.3%
Adjusted EBITA ¹	353	1,069	1,638		354	894	1,425	2,195
as a % of sales	9.0%	12.9%	12.9%		8.6%	10.6%	11.2%	12.3%
Adjusted EBITDA ¹	567	1,478	2,250		571	1,317	2,056	3,046
as a % of sales	14.5%	17.9%	17.8%		13.9%	15.6%	16.1%	17.1%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.

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